Golar LNG Partners LP

Par-la-Ville Place, 14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

June 6, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Justin Dobbie

Re:                             Golar LNG Partners LP

Registration Statement on Form F-3 (as amended)

File No. 333-181094

Ladies and Gentlemen:

On behalf of Golar LNG Partners LP (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form F-3 be accelerated to 4:00 p.m., Washington, D.C. time, on June 8, 2012, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at +44 (207) 063-7900 or Catherine Gallagher of Vinson & Elkins LLP at (202) 639-6544 with any questions regarding this matter.

GOLAR LNG PARTNERS LP

By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Principal Executive Officer

cc: John Dana Brown

Signature Page

Acceleration Request Letter